82-34822

04054141

RECEIVED
2004 DEC 22 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MARSHALL ROBINSON ROE

10 Greycoat Place, London SW1P 1SB. Telephone: 020 7960 6007. Fax: 020 7117 1401

Email: mail@marshallrobinsonroe.com

Website: www.marshallrobinsonroe.com

Re Gen Therapeutics

SUPPL

With Compliments

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

SEC Ref: 82-34822

REGEN THERAPEUTICS PLC ESTABLISHES LEVEL-1 AMERICAN DEPOSITARY RECEIPT PROGRAMME

10 December 2004

London, UK - ReGen Therapeutics Plc ("ReGen") today announced the establishment of a Level-1 American Depositary Receipt (ADR) programme trading on the Pink Sheets of the US over-the-counter (OTC) market.

Each ReGen ADR represents 200 ReGen ordinary shares. The code for ReGen's ADR is "REGUY" and its CUSIP number is 75885C105.

The Bank of New York has been appointed as the depositary bank for the Level-1 ADR programme.

The ADR programme is a step toward raising ReGen's profile among US investors.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

An ADR is a negotiable U.S. security which is issued by a U.S. based depositary bank and represents underlying shares of a non-U.S. company. ADRs are priced in U.S. dollars, and allow U.S. investors to buy and sell ADRs of non-U.S. companies in a similar way to buying or selling shares of U.S. domestic companies. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those shares to the depositary's local custodian bank, which then instructs the depositary bank to issue ADRs.

Level-1 ADRs may trade freely, just like any other security, in the US over-the-counter (OTC) market.

This announcement is made as a matter of record only and does not constitute or form any part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities in ReGen Therapeutics Plc.

Jlw 1/7

10th December 2004

ReGen Therapeutics Plc

Annual City Presentation

ReGen Therapeutics Plc ("ReGen") a Company developing a treatment for Alzheimer's Disease, today announces that it is giving its annual update to investors and analysts at 4.30pm on Monday 13th December, 2004.

At the Presentation the Executive Directors will review ReGen's three businesses:

1. Drug development.
2. Nutraceutical development.
3. Conducting clinical trials.

The science behind ReGen's projects will be reviewed by:

Professor Marian Kruzel – University of Texas Medical Branch.
Professor Michael Stewart and Dr Duncan Banks of the Open University.

No new financial information on ReGen will be presented at this meeting other than in relation to estimated expenditure and cash burn for the current financial year.

A further press release relating to the presentation will be made on Monday 13th December 2004.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007